UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO

REPORTS PASSENGER TRAFFIC INCREASE OF 14.0%

FOR APRIL 2007

Guadalajara, Jalisco, Mexico - May 8, 2007 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE:PAC; BMV:GAP) (“The Company” or “GAP”) today announced terminal passenger traffic figures for the month of April 2007 compared to traffic figures for April 2006.

During April 2007, total terminal passenger increased 14.0% compared to April 2006, driven by domestic passenger traffic, which grew 33.2%.

Compared to April 2006, domestic terminal traffic registered a net increase of 329.8 thousand passengers, driven by passenger traffic growth at eleven of the Company’s twelve airports: Tijuana with 115.5 thousand passengers, Guadalajara with 93.5 thousand passengers, La Paz with 29.2 thousand passengers, Bajio with 21.9 thousand passengers, Los Cabos with 15.7 thousand passengers, Los Mochis with 14.2 thousand passengers, Hermosillo with 12.2 thousand passengers, Aguascalientes with 9.8 thousand passengers, Puerto Vallarta with 8.4 thousand passengers, Mexicali with 6.7 thousand passengers and Morelia with 3.5 thousand passengers, (representing a total increase of 330.5 thousand domestic passengers in April 2007, compared to April 2006). The increases continue to be largely attributable to the routes operated by low-cost carriers (LCC’s) such as Interjet, Volaris, Alma, Click, VivaAerobus and Avolar. On the other hand, domestic passenger traffic at the Manzanillo airport declined by 0.7 thousand passengers with respect to April 2006.

Overall international terminal passenger traffic decreased 10.7%, by 82.2 thousand passengers with respect to April 2006. This decrease was offset by increases in the La Paz airport with 3.2 thousand passengers and the Tijuana airport with 0.7 thousand passengers, (an increase of 3.9 thousand international passengers at these airports with respect to April 2006).

Decreases in international passenger traffic at the Guadalajara, Bajio and Morelia airports were possibly a result of the substitution effect as several of the LCC’s have increased the number of frequencies to and from Tijuana. This resulted in numerous passengers choosing to fly to the U.S. via Tijuana due to lower fares, therefore decreasing traffic on flights to and from California. Decreases in international passenger traffic at the Hermosillo airport resulted from the suspension of Hermosillo-Los Angeles route operated by Aerocalifornia.

It is important to mention that the decreases in international traffic at the Los Cabos and Puerto Vallarta airports were due to the effect of Hurricane Wilma, which took place in 2005. During 2005, these destinations experienced higher passenger traffic due to the effects of the

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Rodrigo Guzman Perera, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacifico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 216	Tel: 212-406-3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

hurricane, which caused damages to other tourist destinations and airports located in Gulf of Mexico region, and thus, drove passenger traffic to GAP’s regions.

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

GAP Passenger Traffic Report April 2007	Page 2 of 4

Total Terminal Passengers (in thousands):

Low-Cost Carriers

At the close of April 2007, the weekly schedule of flights operated by LCC’s increased by 106 weekly segments compared to March 2007. As a result, GAP’s airports currently have a total of 779 segments, totaling 47 routes operated by LCC’s, an increase of 8 routes compared to March 2007.

During April 2007, a total of 452.7 thousand passengers were transported by LCC’s, representing 34.2% of domestic passenger traffic for the month.

Currently, LCC’s operate at eleven out of the Company’s twelve airports.

GAP Passenger Traffic Report April 2007	Page 3 of 4

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report April 2007	Page 4 of 4

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By:	/s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: May 8, 2007